Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

The following press release on XCF Global Capital, Inc. was published on Access Wire at https://www.accessnewswire.com/newsroom/en/clean-technology/xcf-global-appoints-pamela-abowd-as-chief-accounting-officer-and-secures-equity-fa-1035824 on June 5, 2025:

XCF Global Appoints Pamela Abowd as Chief Accounting Officer and Secures Equity Facility

NEW YORK CITY, NY / ACCESS Newswire / June 5, 2025 / XCF Global Capital, Inc. ("XCF" or "XCF Global"), a key player in decarbonizing the aviation industry through Synthetic Aviation Fuel ("SAF"), is pleased to announce the appointment of Pamela Abowd as XCF's Chief Accounting Officer. With over two decades of leadership in corporate accounting, tax, and financial operations across the energy industry, Ms. Abowd will play a key role in XCF's next phase of growth as a public company.

Ms. Abowd most recently served as Vice President, Corporate and Accounting Operations at Tellurian Inc., where she led all aspects of accounting operations, financial reporting, and tax provisions across state, federal, and international compliance jurisdictions. She also led the accounting and tax due diligence process for Tellurian's merger with Woodside Energy and the post-merger accounting integration. Prior to Tellurian Inc., Ms. Abowd held senior tax leadership roles at Cheniere Energy Inc., where she led tax strategy initiatives and implemented advanced compliance systems.

"We are thrilled to welcome Pamela to XCF as our new Chief Accounting Officer," said Mihir Dange, Chief Executive Officer of XCF Global. "Pamela's extensive expertise in tax compliance, tax incentive programs, merger accounting integration, and financial reporting will be critical as we scale our business. We're confident that her leadership will play a key role in supporting our growth and the future success of XCF."

In addition, Jonathan Seeley has joined XCF Global and serves as Vice President, Treasurer. Mr. Seeley has over 15 years of experience in corporate finance and treasury, with a focus on debt and equity transactions, project finance, and mergers and acquisitions. He has held senior leadership roles at Tellurian Inc. and other public and growth-stage companies, where he led initiatives across corporate treasury and risk management.

The appointments further strengthen XCF's finance organization as the company scales operations and prepares for its planned Nasdaq listing.

XCF and Focus Impact BH3 Newco, Inc. entered into an equity line of credit purchase agreement (the "ELOC Agreement") with Helena Global Investment Opportunities I Ltd., an affiliate of Helena Partners Inc., subject to the completion of XCF's previously announced business combination with BH3 Acquisition Company. The ELOC Agreement is intended to serve as a supplementary source of liquidity, offering XCF and Focus Impact BH3 Newco, Inc. the optionality to pursue accretive growth opportunities as they emerge.

On June 5, 2025, XCF Global Capital, Inc. posted the following on LinkedIn:

On June 5, 2025, Mihir Dange posted the following on LinkedIn:

Mihir Dange • 1st
CEO, XCF Global
5h •

We're thrilled to officially welcome Pamela to the XCF Global team!

Pamela has already proven to be an incredible asset, bringing energy, insight, and execution from day one. We are excited to have her onboard as we continue building toward our mission.

Welcome, Pamela - we're lucky to have you!

XCF Global
435 followers
6h •

+ Follow

XCF Global Appoints Pamela Abowd as Chief Accounting Officer!

Read the full release here: https://loom.ly/j4V5zuc

#SyntheticAviationFuel #SAF #Aviation #RenewableEnergy #Nasdaq #XCFGlobal

XCF Global Appoints
Pamela Abowd as
Chief Accounting Officer
XCF Global
FOCUS IMPACT
BH3 ACQUISITION CO

Vikas Dange and 17 others
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Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the business combination, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the timing of the consummation of the business combination, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact BH3 and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or with regard to XCF’s offtake arrangements; (3) the outcome of any legal proceedings that may be instituted against Focus Impact BH3, XCF, Focus Impact BH3 NewCo, Inc. (“NewCo”) or others; (4) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (5) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (6) the ability to meet stock exchange listing standards following the consummation of the business combination; (7) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline; (8) the risk that the proposed transactions disrupt current plans and operations of Focus Impact BH3 or XCF as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (13) the possibility that Focus Impact BH3, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (14) the availability of tax credits and other federal, state or local government support; (15) risks relating to XCF’s and New Rise’s key intellectual property rights; and (16) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of Focus Impact BH3, dated October 4, 2021, and other filings with the Securities and Exchange Commission (“SEC”) from time to time, including the registration statement on Form S-4, as amended, initially filed with the SEC by NewCo on July 31, 2024. If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact BH3’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact BH3 or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact BH3’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication These forward-looking statements should not be relied upon as representing Focus Impact BH3’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact BH3 or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact BH3 and XCF specifically disclaim any obligation to do so.

No Offer or Solicitation

This communication relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom, and otherwise in accordance with applicable law.